Exhibit 99.1

News Release

Investors, analysts and other interested parties can access Brookfield Infrastructure’s 2010 year end results as well as the Letter to Unitholders and Supplemental Information on the web site under the Investor Relations section at www.brookfieldinfrastructure.com.

The 2010 year end results conference call can be accessed via webcast on February 4, 2011 at 9:00 a.m. ET at www.brookfieldinfrastructure.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-412-858-4600, at approximately 8:50 a.m. ET. The teleconference taped rebroadcast can be accessed at 1-800-319-6413 (password: 9245#).

BROOKFIELD INFRASTRUCTURE ANNOUNCES
YEAR-END 2010 RESULTS

Distribution increased by 13%

February 4, 2011 – Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) today announced its results for the year ended December 31, 2010.

	Three months ended Dec 31		Year ended Dec 31
US$ millions (except per unit amounts) 1	2010	2009	2010	2009
FFO2	$46	$20	$197	$49
– per unit	$0.39	$0.26	$1.79	$1.03
Net income	$416	$(45)	$467	$25
– per unit	$3.48	$(0.58)	$4.25	$0.52

Brookfield Infrastructure posted strong results for the year ended December 31, 2010, with funds from operations (“FFO”)2 totalling $197 million ($1.79 per unit) compared to FFO of $49 million ($1.03 per unit) in 2009.  FFO per unit increased by 74% over the prior year, primarily due to the accretion from assets acquired in the Prime Infrastructure recapitalization in November of 2009.

After taking into account maintenance capital expenditures, Brookfield Infrastructure generated an adjusted funds from operations (“AFFO”) yield3 of 8% for the year, driven by strong results from its utilities and transport and energy businesses, offset by a lower contribution from its timber business.

Segment Performance

Brookfield Infrastructure’s utilities segment generated FFO of $144 million in 2010.  The 2010 annual AFFO yield for Brookfield Infrastructure’s utilities segment was 15%, driven by strong performances from its Australian coal terminal and its electricity transmission businesses.  The transport and energy segment generated FFO of $91 million, which represents an AFFO yield of 9%.  This segment’s performance was negatively impacted by the rate settlement in its North American gas transmission business which reduced AFFO, offset by increased conservancy revenues from its UK Port.

Timber operations reported FFO of $11 million in 2010. Conditions in the domestic market were considerably better than 2009 due to strong demand from Asia which forced the domestic market to compete for logs in the latter part of the year.  Harvest levels were 23% below the long run sustainable yield for the year as Brookfield Infrastructure preserved its high margin Douglas-fir inventory for sale when prices for these logs more fully recover.

The following table presents net income and FFO by segment:

	Three months ended Dec 31		12 months ended Dec 31
US$ millions, unaudited	2010	2009	2010	2009

FFO by segment
Utilities	$42	$20	$144	$61
Transport and energy	19	13	91	13
Timber	2	(3)	11	(3)
TBE gain	―	―	―	68
Corporate	(17)	(10)	(49)	(22)
FFO2	$46	$20	$197	$117

Net income by segment
Utilities	$7	$(8)	$45	$2
Transport and energy	29	4	75	4
Timber	17	(46)	24	(50)
TBE gain	―	―	―	68
Corporate	363	5	323	1
Net income	$416	$(45)	$467	$25

“Since launching Brookfield Infrastructure in 2008, we have built a leading, global infrastructure company with operating platforms in utilities, transport and energy, and timber,” said Sam Pollock, Chief Executive Officer of Brookfield’s Infrastructure Group.  “As we enter 2011, we are well positioned to continue expanding our business with the substantial growth opportunities within our operations.”

Increased Distribution

The Board of Directors has declared the Partnership’s quarterly distribution in the amount of US$0.31 per unit, payable on March 31, 2011 to unitholders of record as at the close of business on February 28, 2011.

“We are pleased to announce a 13% increase in our distribution.  The growth prospects of Brookfield Infrastructure have increased substantially following the merger.  As a result, we believe the business is positioned to meet or exceed the high end of our long-term distribution growth target for the next several years,” added Mr. Pollock.

During the fourth quarter, Brookfield Infrastructure’s distribution implied a payout ratio4 of 63% of FFO, on a recurring basis, which is within its targeted range of 60% to 70%.

Distributions are eligible for reinvestment under the Partnership’s Distribution Reinvestment Plan. Information on this Plan and on declared distributions can be found on Brookfield Infrastructure’s website under Investor Relations/Distributions.

Completion of Merger with Prime Infrastructure

On December 8, 2010, Brookfield Infrastructure completed its merger with Prime Infrastructure.  Pursuant to the merger, approximately 50.7 million limited partnership units (“Units”) were issued to former security holders of Prime Infrastructure.  Following these transactions, there are approximately 157.4 million Units outstanding, and Brookfield Asset Management Inc. (“Brookfield”) owns an approximate 30% interest in Brookfield Infrastructure.

Increased Credit Facility

In conjunction with the merger, Brookfield Infrastructure increased its bank line of credit to $700 million from $500 million. This credit facility will be used to fund investments in large scale development projects and acquisitions as well as general working capital.

Appointment of New Directors

Four new directors, Jeffrey Blidner, David Hamill, Lou Maroun and Lars Rodert, were appointed to the Board on December 31, 2010.   These directors bring a wealth of experience, industry knowledge and global insight to the Board of Brookfield Infrastructure.  The Board also accepted the resignations of Alex Erskine, Jonathan Hagger and Jamie Wallace, who had joined the Board to serve as directors during the business’ critical launch phase and have decided not to stand for re-election.

Normal Course Issuer Bid

The Toronto Stock Exchange accepted a notice filed by the Partnership of its intention to commence a normal course issuer bid.  Brookfield Infrastructure believes that at times its Units may trade in a price range that does not fully reflect their value. As a result, from time to time, acquiring Units represents an attractive use of available funds.  Under the normal course issuer bid, the Board of Directors authorized the repurchase of up to $25 million of Units. Under the rules of the Toronto Stock Exchange, Brookfield Infrastructure may purchase an aggregate of up to 7.8 million Units, representing 6.9% of the public float on December 7, 2010.

Additional Information

The Letter to Unitholders and the Supplemental Information for the year and three months ended December 31, 2010 contain further information on Brookfield Infrastructure’s strategy, operations and financial results. Unitholders are encouraged to read these documents, which are available at www.brookfieldinfrastructure.com.

* * * * *
Brookfield Infrastructure operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier utilities, transport and energy, and timber assets in North and South America, Australasia, and Europe. It also seeks acquisition opportunities in other infrastructure sectors with similar attributes. The payout policy targets 3% to 7% annual growth in distributions. Units trade on the New York and Toronto Stock Exchanges under the symbols BIP and BIP.UN, respectively. For more information, please visit Brookfield Infrastructure’s website at www.brookfieldinfrastructure.com.

For more information, please contact:

Investors: Tracey Wise Vice President, Investor Relations Tel: 416-956-5154 Email: tracey.wise@brookfield.com	Media: Andrew Willis SVP, Communications and Media Tel: 416-369-8236 Email: andrew.willis@brookfield.com

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words, “will”, “continue”, “believe”, “growth prospects”, “growth target”, “growth in distributions”  “expect”, “target”, “positioned”, and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements.  Forward-looking statements in this news release include statements regarding expansion of Brookfield Infrastructure’s business through growth opportunities within its operations, increases in the growth prospects for Brookfield Infrastructure following the merger with Prime Infrastructure, the level of distribution growth over the next several years, and future distribution growth prospects in general.  Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties.  Factors that could cause actual results of the Partnership and Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion of various large capital projects at some of the mining customers of our railroad business, which themselves depend on access to capital and continuing favourable commodity prices, the competitive business environment for our timber operations, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space and to integrate acquisitions into existing operations, and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein.  Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

__________________________________________________
References to Brookfield Infrastructure are to the Partnership together with its subsidiary and operating entities.
References to the Partnership are to Brookfield Infrastructure Partners L.P.

1
Brookfield Infrastructure’s fourth quarter and year-end 2010 results, outlined above, reflect the adoption of International Financial Reporting Standards (“IFRS”). In addition, to assist the Partnership’s unitholders in evaluating the performance of its expanded operations, the results are reported as operating segments, grouped according to similarities in underlying revenue frameworks: utilities, transport and energy and timber.

2
FFO is equal to net income plus depreciation, depletion and amortization, deferred taxes and certain other items. A reconciliation of net income to FFO is available in the Partnership’s Supplemental Information for the three and twelve months ended December 31, 2010 at www.brookfieldinfrastructure.com.

3	AFFO yield is equal to FFO less maintenance capital expenditures divided by average invested capital, expressed on an annualized basis.
4	Payout ratio is defined as distributions to unitholders divided by FFO.

Brookfield Infrastructure Partners L.P.
Balance Sheets

(unaudited, in millions of U.S. dollars)	As of December 31, 2010	As of December 31, 2009

Assets

Current assets
Cash and cash equivalents	$154	$107
Accounts receivable and other	193	56
Inventories	38	32
Assets classified as held for sale	1,859	―
Total current assets	2,244	195

Investments in associates	1,069	1,087
Goodwill	591	591
Intangible assets	2,903	306
Property, plant and equipment	5,748	3,783
Deferred tax and other assets	554	84
	$13,109	$6,046

Liabilities and Partnership Capital

Liabilities
Current liabilities
Accounts payable and other liabilities	$269	$102
Current non-recourse borrowings	615	―
Liabilities directly associated with assets classified as held for sale	1,859	―
Total current liabilities	2,743	102

Corporate borrowings	18	―
Non-recourse borrowings	3,960	1,985
Deferred tax and other liabilities	1,383	781
Preferred shares	20	20
Total liabilities	8,124	2,888

Non-controlling interest	1,605	1,281
General partnership capital	23	19
Limited partnership capital	3,357	1,858
Total partnership capital	4,985	3,158
	$13,109	$6,046

As a result of the implementation of certain voting arrangements between Brookfield Infrastructure and Brookfield Asset Management following the Prime merger, Brookfield Infrastructure is able to consolidate most of its operating companies, including the timber operations. Brookfield Infrastructure believes that this will facilitate the preparation of audited financial statements, presented in accordance with IFRS, that have a greater level of detail enabling investors to gain a better understanding of Brookfield Infrastructure’s financial position and operating results.  These arrangements are further described in the Supplemental Information for year and the three months ended December 31, 2010, which is available at www.brookfieldinfrastructure.com.

Brookfield Infrastructure Partners L.P.
Statements of Operations

	For the three month period ended Dec 31		For the 12 month period ended Dec 31
(unaudited, in millions of U.S. dollars)	2010	2009	2010	2009

Revenues	$201	$87	$634	$290
Cost of revenues	(130)	(64)	(413)	(198)
General and administrative expenses	(12)	(9)	(35)	(18)
Gross margin	59	14	186	74
Other income	5	―	9	7
Interest expense	(47)	(27)	(144)	(103)
Net income (loss) before under noted	17	(13)	51	(22)
Earnings from investments in associates	(3)	8	52	14
Gain on sale of investment	―	―	―	87
Fair value gains and other items	433	―	433	―
Depreciation and amortization expense	(14)	(4)	(29)	(12)
Fair value adjustments	5	(150)	12	(150)
Other (expense) income	(24)	8	(24)	13
Net income (loss) before income tax	414	(151)	495	(70)
Income tax recovery	24	27	15	11
Net income (loss) before non-controlling interest	$438	$(124)	$510	$(59)
Net income (loss) attributable to non- controlling interests	22	(79)	43	(84)
Net income (loss)	$416	$(45)	$467	$25